Correspondence

METALLINE MINING COMPANY
Suite 2200, HSBC Building
885 West Georgia Street
Vancouver, BC V6C 3E8 Canada

April 25, 2011

Via Edgar Filing and Facsimile

Anne Nguyen Parker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Metalline Mining Company (the “Company”)
Registration Statements on Form S-3
Filed March 11, 2011
File No. 333-172789
Filed March 16, 2011
File No. 333-172868
Annual Report on Form 10-K for fiscal year ended October 31, 2010
Filed January 14, 2011
File No. 001-33125

Dear Ms. Parker:

This letter is in response to your comment letter dated April 11, 2011.  The Company’s responses to your comments are set forth below.

Registration Statements on Form S-3
General

Comment 1:	We will not be able to accelerate the effectiveness of your registration statements until you have cleared comments on your periodic report.

Response:             We understand we must clear comments before requesting effectiveness.

Annual Report on Form 10-K for the fiscal year ended October 31, 2010

General

Comment 2:
In various places throughout your filing, you refer to “mining” and “development” activities.  As examples, we refer you to discussion appearing under the headings General Development of the Business, Sierra Mojada Project, page 3, and Liquidity and Capital Resources, page 26.  However, we note that you have not yet established reserves on any of your properties, and that you are still in the exploration stage.  We further note that there is no certainty that you will be able to establish reserves or that you will enter the development stage on your properties.  In view of this, revise your filing to remove discussion of mining or development activities.  Alternatively, where you discuss mining or development activities, provide additional disclosure that clarifies that you have not established reserves, that you are in the exploration stage, and that you may never enter the development or production stages.

United States Securities and Exchange Commission
April 25, 2011

Response:            Please review the three places we previously included cautionary language in our existing 10-K and advise what changes or additional language you would like us to make.  The existing cautionary language is located:

•	on page 2, in the middle of the paragraph beginning with “Historically”;

•	on pages 9 and 10, under the Risk Factor titled “No Commercially Mineable Ore Body; Resources and Reserves”;

•	on page 22 under the title “Cautionary Note”.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-13

Note 2 – Summary of Significant Accounting Policies, page F-13

Value-Added Tax Receivable, page F-15

Comment 3:	We note the disclosure regarding the value-added tax receivables and the related provisions for uncollectible amounts. With respect to the receivables for purchases in Mexico, provide the following:

•	Explain to us the material terms of the programs under which the taxes are collected and subsequently reimbursed, including the details and timing of process used to submit claims for reimbursement;

•	Tell us when the tax returns for taxes paid from 2005 to 2008 were originally filed;

•	Explain to us why returns for taxes paid in 2009 and 2010 had not been filed as of October 31, 2010;

United States Securities and Exchange Commission
April 25, 2011

•	Explain to us how the amount and timing of the provision for uncollectible amounts recorded during the fiscal year ended October 31, 2010 was determined; and,

•	Explain to us your basis for concluding that collection of the net receivable was reasonably assured as of the years ended October 31, 2009 and 2010.

Response:  Please see response below for each bullet point item above.

Bullet #1:  In Mexico, value added (IVA) taxes are imposed on the sale of goods and services at a general rate of 16%.  Pursuant to the governmental authorities in Mexico, IVA taxes are required to be included on all invoices for goods and services sold or provided in Mexico, and are collected by vendors and remitted to the Mexican government on a monthly basis.  Businesses are generally entitled to recover the IVA taxes they have paid to vendors.  If the IVA tax receivable generated from these vendor payments exceeds IVA taxes owed on the sale of goods or services, businesses can either request a refund or apply these credits against future IVA taxes payable.  Requests for IVA tax refunds are documented on monthly tax returns and are presented to Mexican tax authorities based upon fiscal jurisdiction.

Bullet #2:  The IVA tax returns for 2005 to 2008 were initially filed in 2007 and 2008.  In September 2008, the Company hired an IVA tax consultant with experience in the recovery of IVA taxes from the Mexican authorities.  The IVA tax consultant performed an initial review of the IVA tax returns for 2005, 2006, and 2007 and eliminated certain small dollar items or items that lacked clear supporting documentation in an effort to expedite the recovery of the IVA tax amounts that had been claimed by the Company on the returns.  In April 2009, the IVA tax returns along with detailed supporting documentation were re-filed with the Mexican authorities in Saltillo (the Company’s tax jurisdiction at the time).  The Company continued to work with Mexican authorities in Saltillo to recover these taxes, but was unsuccessful in recovering these taxes.  In May 2010, the Company changed its fiscal reporting jurisdiction to Chihuahua (a larger municipality with more mining activities) and hired a new IVA tax consultant in an effort to collect these tax receivables. The Company has begun re-filing these returns in Chihuahua.

Bullet #3:  As discussed above, the Company is pursuing collection of several years’ worth of IVA taxes.  Based upon the advice of our IVA tax consultant at the time, we had elected not to file the IVA tax returns for 2009 and 2010 until we have completed the process of collecting or settling with the Mexican authorities the outstanding amounts owed to the Company for prior period returns.

Bullets #4 & 5:  The Company evaluates its IVA tax receivable on a quarterly basis and establishes an allowance for uncollectible value added taxes based upon management’s judgment as to ultimate collectability of the amounts claimed on the IVA tax returns. Management has historically grouped the amounts claimed on the IVA tax returns by tax year and applied an estimated collection percentage to each year based upon a number of factors, including the length of time the returns have been outstanding, progress made with Mexican tax authorities, general economic conditions in Mexico and estimated net recovery after commissions.

United States Securities and Exchange Commission
April 25, 2011

At October 31, 2009, management evaluated the estimated collectability of the IVA amounts and recorded an allowance for uncollectible taxes of approximately 3.6 million pesos or $273,761.  Management had assigned collectability percentages ranging from 50% for earlier tax periods (2005 & 2006) to 80% for most recent tax periods based upon the criteria described above.

During 2010, management continued to aggressively pursue collection of the IVA taxes.  In May 2010, the Company changed its fiscal reporting jurisdiction to a larger municipality and hired a new IVA tax consultant in an effort to collect these tax receivables.  Although the new IVA tax consultant appeared to be making progress, management reduced the estimated collectability percentages by 10% during the first three quarters due to the additional length of time these returns were outstanding, in addition to considering the general economic conditions in Mexico at that time.

At October 31, 2010, Management evaluated the estimated collectability of the IVA tax amounts and increased the allowance for uncollectible taxes to 15.4 million pesos or $1,241,876.  The inability of the new IVA tax consultant to make significant progress on the recovery of the IVA taxes after several months of working with the Mexican authorities to provide additional requested documentation and answer questions related to the previously filed tax returns was concerning to management.  Further, economic conditions in Mexico continued to decline.  Due to these factors and the overall length of time these returns had been outstanding, management made the decision to provide a full allowance against the IVA tax receivables for all periods prior to 2009.  Management believes it continues to have a legal right and basis to reclaim these IVA taxes from the Mexican government, and intends to continue to aggressively pursue collection of these IVA taxes.

Accounting for Loss Contingencies and Legal Costs, page F-16

Comment 4:
We note your disclosure regarding amounts related to possible unfavorable outcomes of claims and lawsuits and are unclear as to what you are trying to convey with respect to the likelihood and potential materiality of these claims and lawsuits.

Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of FASB ASC Topic 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities.  In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made.

United States Securities and Exchange Commission
April 25, 2011

Revise your disclosure to include clear, unambiguous language that addresses the requirements of FASB ASC Topic 450 as they relate to these claims and lawsuits.  In connection with this, note that an assessment of materiality should not be limited to your financial condition but should also address your results of operations and liquidity.

Response:            The Company has reviewed its footnote disclosure related to loss contingencies and believes that it could clarify its policy relating to loss contingencies and to remove any unclear or ambiguous language.  Rather than amending its previous filings, the Company would like to propose that we clarify its disclosure on loss contingencies on future filings.  Below is a draft of the revised footnote presentation for your consideration.

Revised Footnote Disclosure

From time to time, the Company is named as a defendant in legal actions arising from our normal business activities. The Company records an accrual for the estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.  Disclosure of a loss contingency is made by the Company if there is at least a reasonable possibility that a loss has been incurred, and either an accrual has not been made or an exposure to loss exists in excess of the amount accrued.  In cases where only disclosure of the loss contingency is required, either the estimated loss or a range of estimated loss is disclosed or it is stated that an estimate cannot be made.  Legal costs incurred in connection with loss contingencies are considered period costs and accordingly are expensed in the period services are provided.

Goodwill, page F-18

Comment 5:	Explain to us how you have considered the disclosure requirements of FASB ASC paragraph 350-20-50-1.

Response:             FASB ASC paragraph 350-20-50-1 requires disclosure of the changes in the carrying amount of goodwill for each period in which a statement of financial position is presented.  During the fiscal year ended October 31, 2010, there were no changes to the carrying amount of goodwill that would require financial statement disclosure.  The Company initially recorded goodwill upon the completion of the Dome Merger, which was disclosed in the purchase price allocation on page F-21.  The amount of goodwill reported in the purchase price allocation agrees to the amount reported on the balance sheet as of October 31, 2010.  Prior to the acquisition of Dome, the Company did not have any goodwill.  Therefore, the Company believes that the goodwill recognized in connection with the Dome merger transaction is sufficiently described in Note 3 to the consolidated financial statements.

The Company will disclose any future changes in the carrying amount of goodwill in its footnote presentation pursuant to FASB ASC paragraph 350-20-50-1.

United States Securities and Exchange Commission
April 25, 2011

Note 3 – Merger with Dome Ventures, page F-20

Comment 6:
We note that you recorded approximately $4.5 million as the fair value at acquisition to the mineral concessions in Gabon, Africa acquired through the merger with Dome Ventures Corporation.  With a view towards additional disclosure, describe for us, in reasonable detail, the process you used to determine the fair value of these mineral concessions.  As part of your response, explain how you considered the guidance of FASB ASC paragraphs 930-805-30-1 and 930-805-30-2.

Response:             In connection with the merger with Dome, the Company acquired three early stage mining concessions in Gabon, Africa along with a joint venture interest in a mining concession owned by AngloGold Ashanti (“AngloGold”).  Prior to the merger with Dome, Dome had spent approximately $3.2 million to acquire these mining concessions from the Gabonese government and had conducted initial exploration activities.  Further, approximately six months before the merger, Dome had entered into joint venture agreements with AngloGold for all but one mineral license.

In order to assist management in determining the estimated fair value of the mining concessions and the joint venture interest with AngloGold, the Company engaged an independent third party to perform a valuation.  In conjunction therewith, management provided the valuation firm with historical license acquisition and exploration costs incurred by Dome through the date of the merger, copies of the AngloGold joint venture agreements, and a probability based calculation of various participation levels in the joint venture agreements. In addition, management also provided the names of several peer companies with early stage exploration projects in Africa to consider in the valuation process.  After review of all of the information available, management, along with its third party valuation firm, determined that the historical cost basis (or costs to recreate) and probability based calculation using the various joint venture participation levels (similar to a market based approach) provided the best criteria to determine fair value of licenses.

Management considered the guidance of FASB ASC paragraph 930-805-30-1 as a significant factor in determining the fair value of the mining concessions.  Due to the limited exploration activities conducted to date, the Gabon mining concessions did not have any proven or probable mineral reserves and therefore most of the value of the concessions lied in the value beyond proven and probable reserves as specified in this paragraph.  Management also considered the guidance of anticipated future price fluctuations specified in FASB ASC paragraph 930-805-30-2 in determining the fair value of the Gabon mining concessions, but did not consider fluctuating prices to be a significant factor in determining the fair value of the mining concessions due to the limited exploration activities conducted to date.

United States Securities and Exchange Commission
April 25, 2011

Note 6 – Joint Venture Agreements, page F-24

Comment 7:
We note you have received $400 thousand initial contribution from AngloGold Ashanti Limited (“AngloGold”) upon signing of the Ndjole and Mevang Joint Venture Agreement in October 2009.  In addition, AngloGold has contributed approximately $2.0 million in exploration costs as of October 31, 2010 under the terms of Joint Venture Agreement. Please provide us with a summary of the Joint Venture Agreement with AngloGold. Please also clarify:

•	The fair value you assigned to the Jdjole and Mevang exploration licenses at your acquisition of Dome Ventures Corporation;

•	Your accounting of Dome’s investment in the Joint Venture with AngloGold; and

•
How you have accounted for the contributions made by AngloGold and the mineral property interest issued to AngloGold.  In your response, please provide the authoritative literature that supports your accounting.

Response:  Please see below.

Ndjole and Mevang Joint Venture Agreements

Dome is the owner of the Ndjole and Mevang exploration licenses, each comprising 2,000 square kilometers.  Under the terms of the joint ventures, AngloGold earned a 20% interest by paying Dome $400,000 upon signing of the joint venture agreements in October 2009. AngloGold can earn an additional 40% interest by paying Dome $100,000 per year over the next three years and by incurring exploration expenditures in the amount of $3.7 million over the next three years at the rate of $1 million in the first year, $1.2 million in the second year and $1.5 million in the third year.  Should AngloGold fail to perform as set out above, a 100% interest in the licenses shall revert to Dome and the joint ventures will cease.  AngloGold shall be entitled to withdraw from the joint ventures after it has spent $1 million on exploration expenditures.

The fair value of the Ndjole and Mevang exploration licenses assigned at the date of merger was approximately $3 million, which was determined based on the factors outlined in our response to comment #5 above.

Accounting for Carried Interests of Dome

Management determined that the provision in the joint venture agreements that provide for Anglo to pay all exploration costs in exchange for a 40% interest in the properties is very similar to a farm-out transaction with a reversionary interest of oil and gas properties.  FASB ASC 932-360-55 provides specific implementation guidance and illustrations pertaining to carried interests of this type.

United States Securities and Exchange Commission
April 25, 2011

FASB ASC 932-360-55-5 states:

A part of an operating interest in an unproved property may be assigned to effect an arrangement called a “carried interest” whereby the assignee (the carrying party) agrees to defray all costs of drilling, developing, and operating the property and is entitled to all of the revenue from production from the property, excluding any third party interest, until all of the assignee’s costs have been recovered, after which the assignor will share in both costs and production.  Such an arrangement represents a pooling of assets in a joint undertaking by the assignor and assignee.  The carried party shall make no accounting for any costs and revenue until after recoupment (payout) of the carried costs by the carrying party.  Subsequent to payout the carried party shall account for its share of revenue, operating expenses, and (if the agreement provides for subsequent sharing of costs rather than a carried interest) subsequent development costs.  During the payout period the carrying party shall record all costs, including those carried, as specified by this Topic, and shall record all revenue from the property including that applicable to the recovery of costs carried.  The carried party shall report as oil or gas reserves only its share of proved reserves estimated to remain after payout, and unit-of-production amortization of the carried party’s property cost shall not commence prior to payout.  Prior to payout the carrying party’s reserve estimates and production data shall include the quantities applicable to recoupment of the carried costs.

Pursuant to this guidance, Dome, as the carried party, shall make no accounting for any costs and revenue until after recoupment (payout) of the carried costs by AngloGold (the carrying party).  Accordingly, no exploration costs will be reflected on the Company’s statement of operations until AngloGold satisfies the exploration commitments outlined in the joint venture agreements.

With regards to the $100,000 annual payments made to Dome by AngloGold pursuant to the joint venture agreements, these payments are not exploration specific and therefore need to be considered as a cash payment for these interests.  FASB ASC 932-360-55 provides guidance with regards to payments for partial interests in unproved properties.

FAS ASC 932-360-55-9 states:

If a part of the interest in an unproved property is sold, even though for cash or cash equivalent, substantial uncertainty usually exists as to recovery of the cost applicable to the interest retained.  Consequently, the amount received shall be treated as a recovery of cost.  The carrying amount of the interest retained shall continue to be subject to the assessment of impairment as required by paragraph 932-360-35-11.  However, if the sales price exceeds the carrying amount of a property whose impairment has been assessed individually in accordance with that paragraph, or exceeds the original cost of a property amortized by providing a valuation allowance on a group basis, gain shall be recognized in the amount of such excess

United States Securities and Exchange Commission
April 25, 2011

As a result of the recent step up in basis from the Dome merger transaction as discussed in our response to comment #5 above, the book basis of these concessions is approximately $4.5 million.  Therefore, as the $100,000 payments will not exceed the book basis in the aggregate, and pursuant to the guidance above, Dome will record these $100,000 payments as an offset to the basis of the property (recovery of cost).

Note 14 – Segment Information, page F-40

Comment 8:
We note the disclosure indicating that you operate in one business segment.  Tell us whether this means you have concluded that your operations represent a single operating segment or multiple operating segments that have been combined into a single reportable segment for purposes of applying FASB ASC Topic 280.  If you have concluded that your operations represent a single operating segment, explain to us how you have applied the guidance in FASB ASC paragraph 280-10-50-1 to your operations in Mexico and Africa.  Alternatively, if you have combined multiple operating segments into a single reportable segment, explain to us how you have applied the aggregation criteria in FASB ASC paragraph 280-10-50-11.  As part of your response, please identify to us your chief operating decision maker (CODM) and provide us with a copy of a recent version of the report the CODM reviews to make decisions about resources to be allocated to the segment and assess its performance.

Response:            The Company has combined multiple operating segments (Sierra Mojada Project and Gabon Project) into a single reportable segment using the aggregation criteria specified in FASB ASC paragraph 280-10-50-11.  Both the Sierra Mojada Project and Gabon Project are mineral exploration projects which both have both precious metals and base metals as their primary product.  The Company has not yet determined the specific mining process that it will use to extract the minerals, but anticipates that it will be similar to other mining methods and similar for each project.  The Company also anticipates that the types of customers and methods used to distribute products will be similar for each project.  In addition, the regulatory environment that each project operates within is similar for each project.  Accordingly, management believes the projects have similar economic characteristics that support aggregation of these segments pursuant to the criteria outlined in FASB ASC paragraph 280-10-50-11.

Our chief operating decision maker (CODM) is the Company’s President.  As of October 31, 2010, Greg Hahn was our interim President and CEO and was considered our CODM.  Effective February 25, 2011, Timothy Barry was appointed as our President and CEO and replaced Mr. Hahn as the CODM.

United States Securities and Exchange Commission
April 25, 2011

Our CODM receives financial, operational, and technical information from various personnel in Mexico, Canada, and Gabon.  This information is consolidated into a single report which provided to the board of directors.  The report is being provided to you supplementally on a confidential basis.

Closing Comments

           In accordance with Rules 460 and 461 regarding requests for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments.  Please contact Theresa M. Mehringer, Esq. at 303-796-2626 or via e-mail at tmehringer@bfw-law.com if you need more information or have additional comments.

Respectfully submitted METALLINE MINING COMPANY

By:	/s/ Sean Fallis,
Sean Fallis, CFO
sfallis@metallinemining.com

cc:	Theresa M. Mehringer (via: tmehringer@bfw-law.com) Robert J. Devers (via: bdevers@metallinemining.com)